EXHIBIT 11

                           ACTV, INC. AND SUBSIDIARIES
                          COMPUTATION OF LOSS PER SHARE
                                  (Unaudited)

         Three Months Ended March 31,                 1999             2000

                                                  ------------     ------------

Weighted average shares outstanding ..........      31,990,224       44,943,137
                                                  ------------     ------------

         Total ...............................      31,990,224       44,943,137
                                                  ============     ============

Net loss applicable to common stockholders ...    $ (7,380,471)    $ (4,661,018)
                                                  ============     ============

Basic and diluted loss per common share ......    $       (.23)    $       (.10)